SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12(b) or (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Superior Energy Services, Inc.
(Exact name of registrant as specified in its charter)

Delaware	75-2379388
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

1105 Peters Road	70058
Harvey, Louisiana	(Zip Code)
(Address of principal executive offices)

Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each exchange on which each class is to be registered
Common Stock, $.001 par value per share	New York Stock Exchange

        If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box. [x]

        If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.[ ]

        Securities Act registration statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

None

Item 1. Description of Registrant's Securities to be Registered

Description of Common Stock

        We are authorized to issue up to 125,000,000 shares of common stock, $.001 par value per share. As of April 26, 2001, we had issued 68,176,251 shares of common stock. As of that date, we also had approximately 6,598,051 shares of common stock reserved for issuance upon exercise of options or in connection with other awards outstanding under various employee or director incentive, compensation and option plans. The outstanding shares of our common stock are fully paid and nonassessable. The holders of our common stock are not entitled to preemptive or redemption rights. Shares of common stock are not redeemable and are not convertible into shares of any other class of capital stock.

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company, 40 Wall Street, 46th Floor, New York, New York, 10005.

 Dividends

         Subject to any preferences accorded to the holders of our preferred stock, if and when issued by the board of directors, holders of our common stock are entitled to dividends at such times and amounts as the board of directors may determine.

Voting Rights

         Each holder of our common stock is entitled to one vote for each share of common stock held of record on all matters as to which stockholders are entitled to vote. Holders of our common stock are not allowed to cumulate votes for the election of directors.

Rights upon Liquidation

         In the event of our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock will be entitled to share equally in any of our assets available for distribution after the payment in full of all debts and distributions and after the holders of all series of outstanding preferred stock have received their liquidation preferences in full.

Provisions of our Certificate of Incorporation and By-laws

         Our certificate of incorporation contains provisions that limit the amount of our voting stock (including our common stock) that may be owned by persons who are not U.S. citizens, which may adversely affect the liquidity of our common stock in certain situations. In addition, our certificate of incorporation and bylaws contain provisions that may have an adverse effect on the ability of our stockholders to influence our corporate governance.

        Summaries of the provisions described in the preceding paragraph, and certain provisions of Delaware law, are set forth below. However, you should read our certificate of incorporation and bylaws for a more complete description of the rights of holders of our common stock.

        Limitations on Ownership of Our Stock by Persons who are not U.S. Citizens. Federal maritime laws (including the Merchant Marine Act of 1920, the Merchant Marine Act of 1936, and the Shipping Act of 1916) provide that vessels may only transport passengers and merchandise between points in the United States (referred to as "operating in the coastwise trade") if they are owned by U.S. citizens. For such purposes, a corporation is considered a U.S. citizen if at least 75% of its outstanding stock is owned by persons or organizations who are U.S. citizens. Some of our subsidiaries operate in the coastwise trade, and as a result we are subject to these requirements. If we were to fail to comply with these maritime laws, such subsidiaries would not be permitted to continue to operate vessels in the coastwise trade. Therefore, to facilitate compliance, our certificate of incorporation contains provisions which are designed to enable us to regulate the ownership of our capital stock by persons who are not U.S. citizens, including the following:

any transfer of shares of our capital stock that would result in non-U.S. citizens controlling more than 23% (the "permitted amount") of the total voting power of all of our capital stock will be void and not effective, except for the purpose of enabling us to effect the other remedies described below;

shares of capital stock owned by non-U.S. citizens in excess of the permitted amount are not entitled to voting rights;

dividends with respect to shares owned by Non-U.S. citizens in excess of the permitted amount are to be withheld by us until the shares are transferred to U.S. citizens or the number of shares held by non-U.S. citizens again does not exceed the permitted amount;

we are permitted (but not required) to redeem shares of capital stock in excess of the permitted amount; and

our board of directors is authorized to adopt measures that it determines are necessary or desirable to assure that it can effectively monitor the citizenship of holders of our capital stock, including requiring proof of citizenship of existing or prospective stockholders or implementing a "dual stock certificate" system whereby U.S. citizens and non-U.S. citizens would receive different stock certificates.

        Amendment of By-laws. Under Delaware law, the power to adopt, amend or repeal by-laws is conferred upon stockholders. However, a corporation may in its certificate of incorporation also confer such power upon the board of directors. Our certificate of incorporation and by-laws grant such powers to our board.

        Advance Notice of Stockholder Nominations and Stockholder Business. Our bylaws permit stockholders to nominate a person for election as a director or bring other matters before a stockholders' meeting only if written notice of an intent to nominate or bring business before a meeting is given a specified time in advance of the meeting.

        Delaware Section 203. We are subject to Section 203 of the Delaware General Corporation Law, which imposes a three-year moratorium on the ability of Delaware corporations to engage in a wide range of specified transactions with any interested stockholder. An interested stockholder includes, among other things, any person other than the corporation and its majority-owned subsidiaries who owns 15% or more of any class or series of stock entitled to vote generally in the election of directors. However, the moratorium will not apply if, among other things, the transaction is approved by:

the corporation's board of directors prior to the date the interested stockholder became an interested stockholder; or

the holders of two-thirds of the outstanding shares of each class or series of stock entitled to vote generally in the election of directors, not including those shares owned by the interested stockholder.

        Special Meetings of the Stockholders. Our bylaws provide that special meetings of stockholders may be called only by either the chairman of our board of directors or by a vote of the majority of our board of directors. Our stockholders do not have the power to call a special meeting.

        Limitation of Directors' Liability. Our certificate of incorporation contains provisions eliminating the personal liability of our directors to our company and our stockholders for monetary damages for breaches of their fiduciary duties as directors to the fullest extent permitted by Delaware law. Under Delaware law and our certificate of incorporation, our directors will not be liable for a breach of his or her duty except for liability for:

a breach of his or her duty of loyalty to our company or our stockholders;
acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;
dividends or stock repurchases or redemptions that are unlawful under Delaware law; and
any transaction from which he or she receives an improper personal benefit.

        These provisions pertain only to breaches of duty by directors as directors and not in any other corporate capacity, such as officers. In addition, these provisions limit liability only for breaches of fiduciary duties under Delaware corporate law and not for violations of other laws such as the federal securities laws.

        As a result of these provisions in our certificate of incorporation, our stockholders may be unable to recover monetary damages against directors for actions taken by them that constitute negligence or gross negligence or that are in violation of their fiduciary duties. However, our stockholders may obtain injunctive or other equitable relief for these actions. These provisions also reduce the likelihood of derivative litigation against our directors that might have benefited us.

Registration Rights Agreements

        In July 1999, in connection with our acquisition of Cardinal, we entered into two registration rights agreements with the former Cardinal shareholders. First, under an agreement entered into with the First Reserve funds, the First Reserve funds will have the right, beginning July 15, 2000, to require us to file a registration statement under the Securities Act to sell not less than 20% of our common stock owned by the First Reserve funds. We are only required to make one registration of the shares held by the First Reserve funds during any twelve-month period, and no more than four registrations during the term of the agreement. Second, under an agreement with all other former Cardinal shareholders, we filed a shelf registration statement under the Securities Act of 1933 registering the resale of shares of our common stock they acquired in our acquisition of Cardinal. We must keep this registration statement effective until the earlier of July 15, 2001 or when all shares of our common stock covered by the registration statement have been sold.

        Under both agreements, all of the former Cardinal shareholders also have the right to include their shares of our common stock in any other registration statement filed by us involving our common stock.

        In September 1999, we granted a stockholder of a company we acquired the right to include 533,994 shares of our common stock on any registration statement we, propose to file relating to common stock to be sold by our stockholders who are also officers or directors of our company. As of April 30, 2001, 300,000 of these shares had been sold.

Stockholders' Agreement

        In July 1999, in connection with our acquisition of Cardinal, we entered into a stockholders' agreement with the First Reserve funds which provides that our board of directors will consist of six members, consisting of two designees of the First Reserve funds,
two independent directors designated by the First Reserve funds that are acceptable to the other board members as evidenced by a majority vote, our CEO, and
such number of independent directors selected by the board to complete the six-man board.

        If the First Reserve funds own less than 15% of our voting power as a result of sales or other dispositions of our stock, they will lose the right to designate the two independent directors. The First Reserve funds will lose their right to designate any directors when they own less than 5% of our voting power.

        The stockholders' agreement will terminate on July 15, 2009 or upon a sale or other disposition of our stock by the First Reserve funds and their affiliates that reduces their collective ownership of our stock to less than 5% of our total voting power, whichever occurs first. Until the termination of the stockholders' agreement, the First Reserve funds and their affiliates are prohibited from acquiring additional shares of our stock that would result in their ownership of more than 10%, other than shares received in the Cardinal acquisition, of our voting power or of the outstanding shares of any class of our stock;

disposing of any of our securities, except in

4	sales or other transfers to a First Reserve fund or an affiliate who has signed the stockholders' agreement,
4	sales pursuant to Rule 144 promulgated under the Securities Act,
4	sales pursuant to public offerings under the Securities Act,
4	sales or exchanges pursuant to a business combination or similar transaction involving us that is approved by our board, or
4	privately negotiated sales;

pledging or otherwise granting a security interest in any of our securities except to secure bona fide loans from lenders unaffiliated with the First Reserve funds;

and

advising, assisting, or providing financing to, any person in connection with a transaction that would result in a change of our control so long as the First Reserve funds and their affiliated parties together own 15% or more of our voting power.

Description of Preferred Stock

        Our certificate of incorporation authorizes our board of directors to issue up to 5,000,000 shares of preferred stock, par value $.01 per share, in one or more series. The number of authorized shares of preferred stock may be increased or decreased by the affirmative vote of the holders of a majority of our outstanding stock without the separate vote of holders of preferred stock as a class.

        Our board of directors is authorized to designate, for each series of preferred stock, the preferences, qualifications, limitations, restrictions and optional or other special rights of such series, including, but not limited to:

the number of shares in the series;
the name of the series;
the dividend rate or basis for determining such rate if any, on the shares of the series;
whether dividends will be cumulative and, if so, from which date or dates;
whether the shares of the series will be redeemable and if so, the dates, prices and other terms and conditions of redemption;
whether we will be obligated to purchase or redeem shares of the series pursuant to a sinking fund or otherwise, and the prices, periods and other terms and conditions upon which the shares of the series will be redeemed or purchased;
the rights, if any, of holders of the shares of the series to convert such shares into, or exchange such shares for, shares of any other class of stock;
whether the shares of the series will have voting rights, in addition to the voting rights provided by law, and, if so, the terms of those voting rights; and
the rights of the shares of the series in the event of the liquidation, dissolution or winding up of Superior.

Thus, our board of directors could authorize us to issue preferred stock with voting, conversion and other rights that could adversely affect the voting power and other rights of holders of our common stock or other series of preferred stock. Also, the issuance of preferred stock could have the effect of delaying, deferring or preventing a change in control of our company.

        The shares of preferred stock of any one series will be identical except for the dates from which dividends will cumulate, if at all. The shares of preferred stock will be fully paid and nonassessable.

Item 2. Exhibits

            None.

SIGNATURE

        Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

SUPERIOR ENERGY SERVICES, INC.

By: /s/ Robert S. Taylor Name: Robert S. Taylor Title: Vice President, Treasurer and Chief Financial Officer

Dated: April 30, 2001